

VIA FACSIMILE AND U.S. MAIL

May 19, 2008

Mr. Leon Tempelsman
President and Chief Executive Officer
Lazare Kaplan International Inc.
19 West 44th Street
New York, NY 10036

> **Re:** **Lazare Kaplan International Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed August 29, 2007**
> **Form 10-Q for Fiscal Quarter Ended February 29, 2008**
> **Filed April 14, 2008**
> **File No. 1-7848**

Dear Mr. Tempelsman:

    We have reviewed your response dated May 5, 2008 to our comment letter dated April 7, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended May 31, 2007

Item 15. Exhibits and Financial Statement Schedules, page 15

1.   We note your response to comment two of our letter dated April 7, 2008. We further understand that the non-executive employee of the Company who exercised shares earlier this year has determined not to exercise his right of rescission and has released you from liability. Please confirm our understanding in this regard.

Exhibit 13 – 2006 Annual Report to Security Holders

Note 10. Investments in Unconsolidated Joint Ventures, page 30

2.   We reviewed your response to comment four in our letter dated April 7, 2008. It
        is unclear why the reported amount of equity method losses in fiscal year 2006
        represent over 80% of the combined pre-tax loss of unconsolidated joint ventures
        in 2006. Please provide further clarification. In doing so, tell us the pretax
        income and net income of each equity method investee for fiscal year 2006, and
        show us how these amounts multiplied by your economic interest in each of these
        entities reconciles to the $537,000 of equity in (income)/loss of joint ventures
        reported on your consolidated statements of operations for fiscal year 2006.

3.   With respect to entities in which you hold disproportionate voting and economic
        interests, please tell us in detail why these entities are not variable interest entities
        subject to the consolidation provisions of FIN 46R. Refer, for guidance, and
        specifically address the conditions in paragraphs 4 and 5 of FIN 46R. Also,
        please be sure to tell us whether you provide debt guarantees or other financial
        support to these entities, in addition to your equity interest, and if so, how this
        factored into your assessment of the applicability of FIN 46R. In addition, to the
        extent applicable, please tell us why you are not the primary beneficiary. Finally,
        provide us copies of the applicable partnership and other operating agreements.

Form 10-Q for Fiscal Quarter Ended February 29, 2008

Consolidated Statements of Cash Flows, page 5

4.   We note that the amounts in the line item captioned "[e]ffect of foreign currency
        translation adjustment" equal the foreign currency translation adjustments
        included in other comprehensive income for each period presented. Please
        explain to us how your computation of the amounts included in this line item on
        your statements of cash flows complies with paragraph 25 of SFAS 95.
        Otherwise, tell us how you plan to revise future filings to properly report the
        effect of exchange rate changes on cash and cash equivalents in accordance with
        SFAS 95.

Notes to Consolidated Financial Statements, page 6

Note 2. Accounting Policies, page 6
Other income, page 7

5.   Please tell us in detail the basis in GAAP for recording the one-time fee
        associated with your licensing agreement as income rather than deferring the fee

for recognition over future periods. Please be sure to address whether you believe the up-front fee represents the culmination of a separate and distinct earnings process, and if so, provide us support for your belief. In responding to the comment, please consider whether the terms, conditions and amount of the upfront fees were negotiated in conjunction with the pricing of the other elements of the arrangement. For example, was the purchaser willing to pay a greater upfront fee for the license right based on an expectation of lower unit prices for products to be delivered in the future under the exclusive sales agreement? Also, would the license rights have any utility to the purchaser separate and independent of your performance under the other elements of the arrangements? In this regard, we assume you have a continuing obligation to sell to the purchaser all products needed for resale. Please be sure your response is clear in terms of why the earnings process is completed simply by originating this arrangement, rather than by performing over time under the terms of both the exclusive sales agreement and license agreement. We may have further comment.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief